EXHIBIT 99.1

Statoil ASA: Notifiable trading

The following primary insider in Statoil ASA has sold shares in Statoil ASA:

Gemetchu Hika, company secretary in Statoil ASA (OSE:STL, NYSE:STO), has on 11 May 2018 sold 800 shares in Statoil ASA at a price of NOK 215,70 per share and will after the sale hold 954 shares in Statoil ASA.

 This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.